Sub-Item 77E(b)-

On August 30, 2005, the commissioner of the West Virginia Securities Division entered a Summary Cease and Desist Order and Notice of Right to Hearing with respect to JPMorgan Investment Advisors Inc. and JPMorgan Chase & Co.  In June 2007 the matter was settled and in September 2007 the West Virginia Order was vacated.